Hiveskill LLC
Statements of Changes in Members' Equity
From April 30, 2020 (Inception) to December 31, 2021
(Unaudited)

	Common Units		Members'	Retained	Total Members'
	Units	Amount	Contributions	Earnings/(Deficit)	Equity
Balance, April 30, 2020 (Inception)	-	$ -	$ -	$ -	$ -
Net income	-	-	-	-	-
Balance, December 31, 2020	-	$ -	$ -	$ -	$ -
Issuance of Common Units to founders	11,100,000	-	-	-	-
Issuance of Common Units for Reg CF	280,226	-	59,823	-	59,823
Net loss	-	-	-	(9,990)	-
Balance, December 31, 2021	11,380,226	$ -	$ 59,823	$ (9,990)	$ 59,823